U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: October 14, 2021

HIS Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

2151 Consulate Dr., Suite 6

Orlando, FL 32837

(407) 347-6461

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Class A Interests

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. Other Events

Amendment and Restatement of Operating Agreement

On October 8, 2021, HIS Capital Fund III, LLC (the “Company”) amended and restated its operating agreement to fix certain clerical errors and clarify the number of Class B Units held by its Manager, Ark Fund Management, LLC (the Manager). The following changes were made:

•	The Disposition Fee, which the Manager earns at the time Company Properties are disposed of, had been erroneously listed as 1.5% of the sales price of the individual property. The Disposition Fee had been correctly disclosed as 2% in the Offering Circular and all other documents published by the Company in connection with this offering. To fix this error and resolve this inconsistency, the Disposition Fee in the Operating Agreement was corrected to be 2.0% of the sales price of the individual property.

•	On the advice of its accountants, HIS Capital Fund III, LLC wishes to unambiguously fix the number Class B Units which constitute the 100% of the Class B Interests owned by its Manager. To accomplish this, Appendix B, Table 2 (Identification of Class B Members and Percentage Interests), and the definitions of “Class B Interests,” “Majority of Interests,” and “Percentage Interest” in Appendix D, were updated to (1) state that the Manager owns 10,000 Class B Units of the Company, which represent 100% of the Class B Interests outstanding and (2) clarify that the Class A Interests collectively constitute 50% of the Interests in the Company for purposes of voting, regardless of how many Class A or Class B Interests have been issued. These clarifications do not change the ownership stake of the Manager in the Company or impact the rights of any of its Class A Members or its Manager (and sole Class B Member).

•	There were a number of other formatting, spacing, and minor wording changes to the Operating Agreement to fix certain typographic errors and reflect the fact that the Agreement is being amended. None of these changes affect the substance of the Agreement or the rights of any Members of the Company.

A copy of the Amended and Restated Operating Agreement is filed as Exhibit 3.1 to this Current Report on Form 1-U and incorporated herein by reference.

Exhibit Index

Exhibit 3.1 - Amended and Restated Operating Agreement of HIS Capital Fund III, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIS Capital Fund III, LLC

	By:	It’s Manager, Ark Fund Management, LLC,
A Florida limited liability company

	By:	Its Members:

HIS Investment Management, LLC

Date: October 14, 2021		/s/ Rick Melero
	By:	Rick Melero
its Managing Member

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

HIS Capital Fund III, LLC

Date: October 14, 2021	By:	/s/ Rick Melero
Rick Melero
Principal of Ark Fund Management, LLC

Date: October 14, 2021	By:	/s/ Toshihiro Endo
Toshihiro Endo
Principal of Ark Fund Management, LLC

Date: October 14, 2021	By:	/s/ Steve Landaal
Steve Landaal
Principal of Ark Fund Management, LLC

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